Mail Stop 6010

January 4, 2008

Dean T. Johnson, Vice President and Chief Financial Officer
The Aristotle Corporation
96 Cummings Point Road
Stamford, Connecticut 06902

Via U S Mail and FAX [(920) 568-5739]

> **Re: The Aristotle Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 0-14669**

Dear Mr. Johnson:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief Account